UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 001-34244

HUDBAY MINERALS INC.
(Translation of registrant's name into English)

25 York Street, Suite 800
Toronto, Ontario
M5J 2V5, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [           ]        Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________________________

EXPLANATORY NOTE

On November 28, 2016, HudBay Minerals Inc. (“Hudbay”) filed documents on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

  99.1 - News Release dated November 28, 2016

  99.2 - Offer to Purchase for Cash and Solicitation of Consents in Respect of Any and All of its Outstanding 9.500% Senior Notes due 2020

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated November 28, 2016

99.2	Offer to Purchase for Cash and Solicitation of Consents in Respect of Any and All of its Outstanding 9.500% Senior Notes due 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Registrant)

Date: November 29, 2016	By:	/s/ Patrick Donnelly

Patrick Donnelly
	Title:	Vice President and General Counsel